Exhibit 21.1

Subsidiaries of the  Registrant

Subsidiaries	State of Incorporation/Formation
Badger Transport, Inc.	Wisconsin
Brad Foote Gear Works, Inc.	Illinois
Energy Maintenance Service, LLC	Delaware
R.B.A. Inc.	Wisconsin
Tower Tech Systems Inc.	Wisconsin
1309 South Cicero Avenue, LLC	Delaware
5100 Neville Road, LLC	Delaware